ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

December 8, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention: David Edgar

                 Kathleen Collins

Re:	ANSYS, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022

File No. 000-20853

Ladies and Gentlemen:

This letter is submitted on behalf of ANSYS, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission raised in your letter dated November 28, 2022 to Nicole Anasenes, Chief Financial Officer of the Company (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K filed February 23, 2022 (the “2021 Form 10-K”).

For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

Other Key Business Metric, page 32

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Comment No. 1

We note your response to prior comment 1. Please provide us with the revised disclosures that you intend to include in future filings to describe this metric. Also, ensure that such disclosures do not imply that this measure is intended to replace your GAAP revenue. In this regard, your current disclosure suggests that the metric eliminates volatility caused by GAAP. Refer to SEC Release No. 33-10751.

Response 1

The revised disclosure we intend to include in future filings to describe this metric is:

Other Key Business Metric

Annual Contract Value (ACV) is a key performance metric and is useful to investors in assessing the strength and trajectory of our business. ACV is a supplemental metric to help evaluate the annual performance of the business. Over the life of the contract, ACV equals the total value realized from a customer. ACV is not impacted by the timing of license revenue recognition. ACV is used by management in financial and operational decision making and in setting sales targets used for compensation. ACV is not a replacement for, and should be viewed independently of, GAAP revenue and deferred revenue as ACV is a performance metric and is not intended to be combined with any of these items. There is no GAAP measure comparable to ACV. ACV is composed of the following:

•	the annualized value of maintenance and lease contracts with start dates or anniversary dates during the period, plus

•	the value of perpetual license contracts with start dates during the period, plus

•	the annualized value of fixed-term services contracts with start dates or anniversary dates during the period, plus

•	the value of work performed during the period on fixed-deliverable services contracts.

When we refer to the anniversary dates in the definition of ACV above, we are referencing the date of the beginning of the next twelve-month period in a contractually committed multi-year contract. If a contract is three years in duration, with a start date of July 1, 2022, the anniversary dates would be July 1, 2023 and July 1, 2024. We label these anniversary dates as they are contractually committed. While this contract would be up for renewal on July 1, 2025, our ACV performance metric does not assume any contract renewals.

Example 1: For purposes of calculating ACV, a $100,000 lease license contract or a $100,000 maintenance contract with a term of July 1, 2022 – June 30, 2023, would each contribute $100,000 to ACV for fiscal year 2022 with no contribution to ACV for fiscal year 2023.

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Example 2: For purposes of calculating ACV, a $300,000 lease license contract or a $300,000 maintenance contract with a term of July 1, 2022 – June 30, 2025, would each contribute $100,000 to ACV in each of fiscal years 2022, 2023 and 2024. There would be no contribution to ACV for fiscal year 2025 as each period captures the full annual value upon the anniversary date.

Comment No. 2

We note from your response to prior comment 2 that management is “required to monitor renewal rates on a qualitative directional basis,” however, you do not view renewal rate as a key performance metric. Considering a significant portion of your business relies on renewals of your lease licenses and maintenance agreements, please tell us what quantitative measures, if any, you do use to monitor customer retention and revise to include a discussion of such measures.

Response 2:

While a significant portion of our business represents renewals of lease and maintenance agreements, individual customer retention is not tracked or monitored as it is not a meaningful metric. Complete customer attrition is rare and is typically attributed to structural reasons such as mergers and acquisitions or insolvency. In addition, our customer base is broad and diversified. No single customer accounted for more than 5% of our revenues for the periods presented in the 2021 Form 10-K.

Our strategy is to deepen the use of simulation in our customer base. As such, the quantification measure we use as part of our sales management process is the renewal rate trend on a customer account dollar basis. However, due to variables expressed in our initial response, any such attempt to aggregate this at a total dollar value would not be meaningful. While adjustments are made to reasonably address the variations discussed in our renewal estimates for significant customer contracts, it is not practicable to make such adjustments across all transactions in a manner that would enable the precision required for a financial quantitative disclosure beyond the qualitative trend currently presented in our disclosures. Note that if we were to identify a directional change in the trend of this high-level metric that materially impacted our business, we would reflect that updated trend in our disclosures. The Company does not view the renewal rate as a key performance metric, and we do not monitor other measures regarding customer retention.

We respectfully acknowledge the Staff’s comment and if helpful, would be open to further discuss through a call our perspective on renewal rates and why it is not captured as a key metric within our current business model.

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Results of Operations

Year Ended December 31, 2021, Compared to Year Ended December 31, 2020, page 35

Comment No. 3

You state in your response to prior comment 3 that you believe you included quantification of the factors that impacted your revenue growth to the extent material to an investors understanding of your results. Please explain what quantification you are referring to as your current disclosures do not appear to quantify any of the factors that you identify as impacting your revenue growth. Also, provide us with an example of how you intend to revise your disclosures in future filings to address our comment using the current disclosures in your December 31, 2021 Form 10-K.

Response 3:

The Company respectfully acknowledges the Staff’s comment. We believe that we have disclosed in the 2021 Form 10-K, in accordance with Item 303 of Regulation S-K, the primary factors that drove material year-over-year changes in our results of operations and have included quantification of such factors to the extent material to an investor’s understanding of changes in our results. We have highlighted below the material quantifications of revenue contributions that were provided in the 2021 Form 10-K beyond what the investor was able to see on the face of our income statement in both actual and constant currency. These quantifications were provided in both tabular and narrative description in Management’s Discussion and Analysis of Financial Condition and Results of Operations. In future filings, we intend to analyze our disclosures with the goal of more closely aligning the discussion of various factors with their respective license quantification as follows:

“Revenue for the year ended December 31, 2021 increased 13.4% compared to the year ended December 31, 2020, or 13.2% in constant currency. Lease license revenue increased 23.5%, or 24.9% in constant currency, as compared to the year ended December 31, 2020, driven primarily through growth in existing multi-year licenses and a shift toward multi-year lease product sales from annual lease product sales. Perpetual license revenue during the year ended December 31, 2021, increased 16.9%, or 16.3% in constant currency, as compared to the year ended December 31, 2020. Perpetual license growth was driven by growth in product sales in 2021 due to new sales and was amplified by a relatively lower 2020 compare. Service revenue increased 8.4%, or 7.4% in constant currency, as compared to the year ended December 31, 2020 driven by increased in-person engagements as a result of reduction in COVID related restrictions. Maintenance revenue growth of 6.6%, or 5.6% in constant currency, was driven primarily by the increased license sales discussed earlier.”

ANSYS, Inc. Southpointe 2600 ANSYS Drive Canonsburg, PA 15317	/ T: 724.746.3304 / www.ansys.com

Beyond the license specific quantifications highlighted above, we intend to continue to provide additional perspective to our investors on other components and qualitative areas that collectively contribute to the period’s overall results. In future filings, the Company will provide quantification of variance factors to the extent such quantification is practical and material to an investor’s understanding of changes in our results.

*            *             *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (724) 820-3713 or Brad Brasser, Esq. of Jones Day, outside counsel to the Company, at (312) 269-4252.

Very truly yours,

/s/ Nicole Anasenes

Nicole Anasenes,
Chief Financial Officer
ANSYS, Inc.

cc:	Brad Brasser, Esq., Jones Day